KJ 3/17

06003724

SEC... ...MMISSION
Washington, D.C. 20549

AB 3/3/06

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SEC MAIL PROCESSING RECEIVED FEB 22 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FISN, INC. dba Firsst Internet Securities Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 Montgomery Lane, Suite 880
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Coan (240) 497-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos, Postal & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11 North Washington St, Ste 600 (Address) Rockville (City) MD (State) 20852 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

4/12/06

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Internet Securities Network, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY L. CRONIN
Notary Public
Montgomery County, Maryland
My Commission Expires May 1, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ☑ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FISN, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
FAX (240) 499-2079
WWW.SPCCPAS.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2005 and 2004, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company, P.C.

February 6, 2006

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash	$ 41,140	$ 37,233
Cash deposits with clearing organization	668,849	680,769
Trading securities	37,746	19,805
Commissions receivable - broker	10,652	18,226
- other	19,024	15,095
Prepaid income taxes	14,591	915
Deferred income tax asset	8,927	11,442
Total current assets	800,929	783,485
PROPERTY AND EQUIPMENT:		
Furniture and equipment	144,070	144,070
Automobiles	-	47,788
Leasehold improvements	7,363	7,363
	151,433	199,221
Less: Accumulated depreciation	135,843	151,459
Net property and equipment	15,590	47,762
OTHER ASSETS:		
Deposit	9,815	9,815
Investment securities	16,419	3,045
	26,234	12,860
TOTAL ASSETS	$ 842,753	$ 844,107

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Current portion of capital lease obligations	$ -	$ 8,261
Accounts payable	18,770	24,823
Commissions payable	40,254	50,252
Payroll taxes withheld	2,984	3,055
Total current liabilities	62,008	86,391
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000 shares Authorized, 100 shares issued and outstanding	100	100
Paid-in capital	14,900	14,900
Retained earnings	765,745	742,716
Total stockholders' equity	780,745	757,716
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 842,753	$ 844,107

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
Retained earnings - beginning of year	$ 742,716	$ 686,524
Net income	23,029	56,192
Retained earnings - end of year	$ 765,745	$ 742,716

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

		2005	2004
FEE INCOME		$ 2,493,361	$ 2,593,682
OPERATING EXPENSES:			
Advertising		111,880	142,307
Co-brokers fees		6,006	436
Depreciation		7,722	19,074
Data services		89,955	87,168
Clearing expenses		301,022	293,440
Insurance		83,867	84,698
Interest		1,956	250
Office expense		31,490	3,355
Professional services		18,614	22,447
Regulatory fees		37,066	40,140
Rent		174,758	160,699
Repairs and maintenance		11,795	14,427
Retirement plan contribution		21,584	46,377
Salaries and commissions	- officers	316,000	301,000
	- others	1,073,517	1,140,112
Supplies		22,180	25,072
Payroll and property taxes		89,481	85,570
Telephone		20,294	20,926
Training		3,410	2,087
Travel and entertainment		41,235	33,866
Total operating expenses		2,463,832	2,523,451
INCOME BEFORE INCOME TAXES		29,529	70,231
INCOME TAXES		6,500	14,039
NET INCOME		$ 23,029	$ 56,192

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 23,029	$ 56,192
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation	7,722	19,074
Unrealized (gain) on investment securities	(7,509)	(285)
Loss on sale of property and equipment	19,450	-
Changes In:		
Trading securities	(17,941)	(19,805)
Commissions receivable	3,645	18,117
Prepaid income taxes	(13,676)	(915)
Deferred income taxes	2,515	(13,904)
Accounts payable	(6,053)	(7,181)
Commissions payable	(9,998)	1,689
Payroll taxes withheld	(71)	(3,178)
Income taxes payable	-	(7,194)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,113	42,610
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of property and equipment	5,000	-
Purchase of investment security	(5,865)	-
Increase in deposits with clearing organizations	11,920	(23,122)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	11,055	(23,122)
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Principal payments on capital lease obligations	(8,261)	(16,058)
NET INCREASE IN CASH	3,907	3,430
CASH, BEGINNING OF YEAR	37,233	33,803
CASH, END OF YEAR	$ 41,140	$ 37,233
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 1,956	$ 250
Income taxes paid	$ 17,661	$ 36,052

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 95% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

DEPRECIATION

Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2005 and 2004 are considered to be collectible. Accordingly, there is no allowance for doubtful accounts for estimated losses on uncollectible accounts receivable.

DEPOSITS WITH CLEARING ORGANIZATION

The Company maintains a $50,000 good faith deposit with the broker/dealer through which it clears its securities transactions. The total of all cash deposits with clearing organizations at December 31, 2005 and 2004 was $668,849 and $680,769, respectively.

CASH EQUIVALENTS

For the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

At December 31, 2005 and 2004, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) insurance limit by $568,849 and $580,769, respectively.

NOTE 3: INVESTMENT SECURITIES

As of December 31, 2005 the Company held a government agency note, which was purchased in 2005 and subsequently sold in January 2006. At December 31, 2005 and 2004, the Company held 300 shares of an equity security, which is readily marketable. This security is marked to market at each reporting period.

NOTE 4: LINE OF CREDIT ARRANGEMENTS

The Company maintains line of credit arrangements with a financial institution. The line of credit is unsecured and has a total cash advance limit of $64,000. Interest is computed on the outstanding principal at variable interest rates. There were no outstanding balances at December 31, 2005 or 2004.

NOTE 5: INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheets include the following components:

	2005	2004
Deferred tax assets	$ 25,424	$ 32,735
Deferred tax liabilities	(16,497)	(21,293)
Deferred tax valuation allowance	-	-
Net deferred tax asset	$ 8,927	$ 11,442

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

The provisions for income taxes were as follows for the years ended December 31, 2005 and 2004:

	2005	2004
Current:		
Federal	$ 2,428	$ 21,332
State	1,557	6,611
Total current	3,985	27,943
Deferred:		
Federal	2,059	(11,384)
State	456	(2,520)
Total deferred	2,515	(13,904)
Total provision for income taxes	$ 6,500	$ 14,039

The difference between the expected tax rate and the Company's effective tax rate of 22% in 2005 and 20% in 2004 is due to the effect of lower federal tax rates for the first $75,000 of taxable income.

NOTE 6: LEASE

The Company leases office space under a lease that expires in 2006. The lease provides for a base rental rate plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses, as defined in the lease. The Company's stockholders guarantee the lease.

NOTE 7: RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled \$21,584 and \$46,377 for the years ended December 31, 2005 and 2004, respectively.

FISN, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Total stockholders' equity	$ 780,745
Deductions:	
Commissions receivable - other	19,024
Property and equipment, net of depreciation	15,589
Prepaid income taxes	14,591
Deferred income tax asset	8,927
Deposit	9,815
Total deductions	67,946
Net capital before haircuts on securities positions	712,799
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6)]	(3,734)
Net capital	$ 709,065
AGGREGATE INDEBTEDNESS	
Total liabilities included on balance sheet	$ 62,008

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 609,065
EXCESS OF NET CAPITAL AT 1500%	$ 704,931
EXCESS OF NET CAPITAL AT 1000%	$ 702,864
Ratio: Aggregate Indebtedness to Net Capital	0.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2005)

Net capital, as reported in company's part II (unaudited) FOCUS report	$ 712,798
Audit adjustments:	
Change in federal and state income tax accruals and deferrals	(3,733)
Net capital	$ 709,065

FISN, INC.

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required deposit	None

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
FAX (240) 499-2079
WWW.SPCCPAS.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Santa, LLC & Company, P.C.

February 6, 2006